S&W Seed Company
106 K Street, Suite 300
Sacramento, California 95814

February 25, 2019

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Stickel

Re: S&W Seed Company (the "Company")
       Registration Statement on Form S-3
       Filed February 12, 2019
       File No. 333-229624

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on February 27, 2019 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours,

S&W Seed Company

/s/ Matthew K. Szot
Matthew K. Szot
Executive Vice President, Finance and Administration
and Chief Financial Officer